Exhibit 21

The Company has the following wholly owned subsidiaries:

•	Applied Magix, a Nevada corporation.
•	SPYR APPS, LLC, a Nevada limited liability company;
•	E.A.J.: PHL, Airport Inc. a Pennsylvania corporation; and
•	Branded Foods Concepts, Inc., a Nevada corporation.

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